John L. Thomas, Esq.
18 Beth Dr.
Moorestown, NJ 0857

Telephone: 609.332.1791

Email: johnlthomas2@outlook.com

VIA EDGAR

July 8, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mark Brunhofer, Sharon Blume

Re: Advanzeon Solutions, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed April 9, 2020 File No. 001-09927

Dear Mr. Mark Brunhofer & Miss Sharon Blume:

I am writing on behalf of my client, Advanzeon Solutions, Inc. (the “Company”) in response to the comment letter received from staff dated June 24, 2020, regarding the Company’s annual report on Form 10-K filed on April 9, 2020.

For the staff’s convenience, I have repeated below the comments and have followed each comment with the Company’s response. Disclosure changes made in response to the comments have been made in an amended Form 10-K/A (the “Amended Annual Report”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2019 Business

The Master Distributor Agreement, page 8

1.	The distribution agreement signed during 2019 appears to be a material agreement. Please amend your filing to provide the agreement as an exhibit or tell us why it is not required to be filed. See Item 601(b) (10) of Regulation S-K.

Response: The Company has advised that this agreement is similar to other distribution agreements they have entered into in the past. The Company’s internal business model calls for such arrangements to be in place in order to be able to handle its patient intake information, order fulfillment and follow-up. The reason the Company choose to disclose this agreement was on account of the scope of operations that will be handled pursuant to the agreement. However, the arrangement remains a type of agreement the Company does and will continue to enter into in the ordinary course of its business. And it for this reason the Company did not file a current report on Form 8-K at the time of entering into the agreement. I would respectively request the comment be withdrawn.

Consolidated Statements of Stockholders' Deficiency, page 67

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2.	Please amend your filing to also provide the equity statement for the year ended December 31, 2018. See Rule 8-02 of Regulation S-X which requires equity statements for each of the last two fiscal years. In addition, amend your March 31, 2020 Form 10-Q to provided the equity statement for the first quarter of 2019 as required by Rule 8- 03(a)(5) of Regulation S-X.

Response: The Consolidated Statement of Stockholders’ Deficiency has been correct to disclose equity statements for the last two years.

3.           Please address the following comments regarding your Exhibits 31 and 32:

•	It appears that you provide the exhibits required by Item 601(b)(31) of Regulation S-

K as Exhibits 32 and the ones required by Item 601(b)(32) of Regulation S-K as Exhibits 31. Please ensure that you correct the order of these exhibits in your amended filing and represent to us that you will ensure the proper order in your future filings on Forms 10-K and 10-Q.

Response: Exhibit 31 and Exhibit 32 have been placed in the correct order. The Company has advised that it will place the Exhibits in their correct order in future filings.

•	Under Exchange Act Rule 13a-14(a) your principal financial officer is required to sign these certifications. On the signature page on page 62 you identify your Chief Financial Officer (CFO) as your principal financial and accounting officer, yet your Chief Accounting Officer (CAO) signed your certifications. Have your CFO sign the certifications in your amended Form 10-K filing and similarly amend your March 31, 2020 Form 10-Q or tell us:
o	Why you identify your CFO as your principal financial officer;
o	Why he does not sign your certifications; and
o	How your certifications comply with the referenced rule.

Response: The Company’s Chief Financial Officer has signed the certifications in this Amended Annual Report. . Upon the completion of staff’s review of this Report, the Company will promptly amend the March 31, 2020, Form 10-Q.

•	Tell us why your CAO is not listed as an officer in Item 10.

Response: As I advised staff, the CAO is not an “Executive Officer” as that term is defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended.

•	Tell us whether there is a familial relationship between your CAO and your Chief Executive Officer.

Response: On page 53 of the Amended Annual Report, it is disclosed that the CAO is the brother of the Company’s Chief Executive Officer.

•	You indicate on page 43 that your CAO is the principal of an outside accounting firm. Tell us whether this is the same firm as your independent registered public accounting firm.

Response: The CAO’s accounting firm is not the Company independent registered public accounting firm.

If you have further comments, please feel free to contact the undersigned.

Sincerely,

/s/ John L. Thomas
John L. Thomas

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